FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELMEX, MATERIAL FACT

VOLUNTARY TENDER OFFER FOR SHARES OF EMBRATEL

Mexico City, September 28, 2006. Teléfonos de México, S.A. de C.V. (BMV:TELMEX; NYSE:TMX; NASDAQ:TFONY; LATIBEX:XTMXL) ("TELMEX"), as controlling shareholder of Embratel Participações S.A. ("EMBRAPAR"), announces to the public and to its shareholders that, on September 27, 2006, the Brazilian Securities and Exchange Commission ("CVM") granted the registration of the voluntary tender offer under different procedures for the purchase of all of the common and preferred shares of EMBRAPAR ("Voluntary Tender Offer"), described in the Material Fact dated July 28, 2006.

TELMEX expects to publish the Notice of Tender Offer, launching the Voluntary Tender Offer, on October 3, 2006 and to hold an auction on the São Paulo Stock Exchange - BOVESPA on November 7, 2006, at 13:00 (local time).

The purchase price for the common shares and the preferred shares in the Voluntary Tender Offer will be R$ 6.95 per lot of 1,000 common or preferred shares, adjusted by the monthly Taxa Referencial - TR, pro rata temporis, from May 8, 2006 through the date of the settlement of the Voluntary Tender Offer.

Brazilian shareholders may obtain additional information regarding the Voluntary Tender Offer in the Notice of Tender Offer or through the website www.telmex.com/opa-embratel, both of which will be publicly available as of October 3, 2006.

This announcement does not represent a tender offer nor a request for sale of EMBRAPAR securities, but only the announcement of the registration of the Voluntary Tender Offer by CVM.

The Voluntary Tender Offer will be extended to holders of the preferred shares underlying American Depositary Shares ("ADSs"). When the Voluntary Tender Offer is launched, TELMEX will publish a tender offer statement and file it with the Securities and Exchange Commission ("SEC") in the United States. US holders of EMBRAPAR shares and holders of EMBRAPAR ADSs should read the tender offer statement, because it will contain important information. A Portuguese translation of this document will be filed with CVM. This material will also be available free of charge on the SEC's website at www.sec.gov.

TELMEX is the leading Telecommunications Company in Mexico. TELMEX and its subsidiaries provide a wide range of telecommunications services, data and video transmission and Internet access, as well as integrated telecommunications solutions to its corporate customers. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru. More information about TELMEX can be accessed on the Internet at www.telmex.com.

Embratel Participações S.A. is the holding company of Embratel, a leading integrated telecommunications provider offering solutions to business and services to residential customers all over Brazil. Service offerings include: outsourcing, high-speed data communications, Internet, corporate networks, advanced voice and international, domestic and local telephony. Embratel operates a proprietary network with countrywide coverage and presence in Brazil's main metropolitan areas. It also controls TELMEX do Brasil, a corporate business telecommunications provider and has a minority economic interest in Net Serviços, Brazil's leading pay TV operator.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2006.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: /s/__________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX, MATERIAL FACT VOLUNTARY TENDER OFFER FOR SHARES OF EMBRATEL